

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Charles Zhang
Chief Executive Officer
Sohu.com Ltd
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

> **Re: Sohu.com Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-38511**

Dear Charles Zhang:

We have reviewed your August 30, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Risks Related to Our Ordinary Shares and ADSs, page 41

1.   We note your response to our prior Comment 1, which requested an analysis of the status of the Company and relevant subsidiaries under the Investment Company Act of 1940 (the "1940 Act"), and in particular your contention that the exclusion provided by Section 3(b)(1) of the 1940 Act is available to the Company. Please specify the percentage of the Company's income for the past four fiscal quarters that in aggregate is attributable to investment securities held directly by the Company or by the VIEs. Please also provide for each individual VIE: (1) a description of the business conducted by such VIE; and (2) an analysis of the status of each such VIE under the 1940 Act on a standalone basis (including detailed information regarding the investment securities held by each such VIE

and the sources of income of such VIE (including relevant percentages)).

<u>Governmental Regulations and Legal Uncertainties, page 71</u>

2.   In future Form 20-F filings, please include the information that you provide in your response to prior comment two.

 Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Tim Bancroft